CHICKASAW CAPITAL MANAGEMENT, LLC

January 10, 2011

To:           MainGate Trust
6075 Poplar Avenue, Suite 402
Memphis, Tennessee 38119

Dear Sirs:

We have been engaged as the sole investment adviser to the MainGate MLP Fund (the “Fund”), the initial series of MainGate Trust, a Delaware business trust, pursuant to the Investment Advisory Agreement approved by the Trust’s Board of Trustees on January 10, 2011.

We hereby agree to pay for the initial organizational and offering expenses of the Fund.  Effective as of the date that the Fund commences investment operations, we hereby agree to waive our advisory fee and/or reimburse certain operating expenses of the Fund, but only to the extent necessary so that the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); taxes; any indirect expenses, such as such as acquired fund fees and expenses Fund; 12b-1 fees, and extraordinary expenses, do not exceed 1.50% of the average daily net assets of each class of the Fund.

This agreement shall continue in place through March 31, 2012.  We understand that we may not terminate this agreement prior to this date, except that we may agree to voluntarily lower the expense cap.

Any payment by us of the Fund’s organizational, offering or operating expenses is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the payment was made; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

                    Very truly yours,

                    CHICKASAW CAPITAL MANAGEMENT, LLC

                    By: /s/ Geoffrey Mavar
                          Geoffrey Mavar, Principal

         Acceptance
The foregoing is hereby accepted.

                    MAINGATE TRUST

                    By:  /s/ Matthew Mead
                      Matthew Mead, Chief Executive Officer